QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS FOURTH QUARTER AND YEAR END RESULTS

        DENVER, COLORADO—MARCH 27, 2009—BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its fourth quarter and year end results. For the three months ended December 31, 2008, revenues totaled $89.0 million, which was comprised of $73.6 million from sales of ethanol and $15.4 million from sales of distillers grain. Net loss to common shareholders was $6.9 million, or $.43 a share, for the three months ended December 31, 2008. The aggregate loss for the three months ended December 31, 2008 was $12.3 million, which included $5.4 million of losses attributable to minority interests. For the year ended December 31, 2008, revenues totaled $179.9 million, comprised of $151.2 million from sales of ethanol and $28.7 million from sales of distillers grain. Net loss to common shareholders was $40.9 million, or $2.65 a share, for the year. The aggregate loss for the year was $84.1 million, which included $43.2 million of losses attributable to minority interests.

        Operating loss for the fourth quarter was $8.2 million, which resulted from $95.1 million of cost of goods sold, including $65.7 million for corn. The Company also had $4.2 million of interest expense in the fourth quarter, which resulted in the aggregate loss of $12.3 million. For the full year, operating loss was $37.7 million, which resulted from $199.2 million of cost of goods sold, including $140.5 million for corn. Also included in other operating expenses were $1.1 million of costs representing the write off of all remaining site development costs associated with prospective plants. During the year the Company had $5.8 million in interest expense, $39.9 million of losses on corn hedging, and $1.8 million in other non-operating expenses, offset by $1.1 million in interest income. In summary, a net loss of $44.2 million before minority interest would have been recorded in the absence of hedging losses.

        The fourth quarter of 2008 was the second quarter of operations for the Company. As previously reported, both of the Company's plants achieved project completion in December, which was the final test under the Company's construction contracts. The plants ran at 100% of their nameplate capacity in December and continue to do so.

        Scott H. Pearce, the Company's President and Chief Executive Officer, stated: "These are obviously challenging times in the ethanol industry, yet we were able to overcome significant obstacles during the second half of 2008. This was possible because of the strength of our management team, to whom I am grateful for their dedication and professionalism. We also continue to benefit from our close working relationship with Cargill. Although our plants continue to operate at or above their nameplate capacity, gross margins, based on the crush spread, continue to exert significant pressure on operating margins in 2009. In addition, we anticipate having to make a principal payment on our bank facility by the end of the second quarter. We have begun a company-wide cost cutting program, and continue to execute on our operational efficiency initiatives at our plants. However, if margins do not improve significantly we may have to restructure our debt or seek other accommodations from our lenders in the coming months, in order to continue operating as planned."

        In the fourth quarter, the Company borrowed $1.7 million under its construction loan and $7.0 million under its working capital facility. At December 31, 2008, amounts outstanding included $181.2 million drawn under the construction loan and $17.0 million borrowed on the working capital facility. Of the $28.8 million still available under the construction facility at December 31, 2008, $9.4 million was used to pay retainage in February 2009 and $10.8 million is reserved to fund a debt service reserve account. At December 31, 2008, the Company held $12.3 million of cash and equivalents, stockholders' equity totaled $80.7 million and minority interest totaled $14.1 million.

        The Company also reported that, because of the significant losses realized in 2008 and the poor operating margins resulting from the relative price of corn and ethanol, its auditors had included an explanatory paragraph with its audit opinion on the Company's December 31, 2008 financial statements, expressing substantial doubt about the Company's ability to continue as a going concern.

        The Company plans to host a conference call on Monday, March 30, 2009 beginning at 11:00 a.m. (EDT) to discuss the results. To participate, please dial (800) 944-8766. The participant code for the call is 62291. Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782. The access code for the replay is 161139.

        This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management's current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

        BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt. The Company's goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

###

Contact:	Kelly G. Maguire	For more information:
	Vice President—Finance &	www.bfenergy.com
Chief Financial Officer (303) 640.6500 kmaguire@bfenergy.com

 BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
Summary Income Statement	2007	2008	2007	2008
Net sales	$—	$89,026	$—	$179,867
Cost of goods sold	—	95,143	—	199,163

Gross loss	—	(6,117)	—	(19,296)
General and administrative expenses:
Compensation expense	1,368	1,503	5,379	8,063
Other	1,278	574	3,836	8,981
Other operating expense	—	5	—	1,350

Operating loss	(2,646)	(8,199)	(9,215)	(37,690)
Interest income	744	101	1,812	1,087
Interest expense	—	(4,199)	—	(5,831)
Other non-operating expense	—	4	—	(1,781)
Loss on derivative financial instruments	—	—	—	(39,912)

Loss before minority interest	(1,902)	(12,293)	(7,403)	(84,127)
Minority interest	890	5,406	4,982	43,262

Net loss	(1,012)	(6,887)	(2,421)	(40,865)
Beneficial conversion charge	—	—	(1,327)	—

Net loss to common shareholders	$(1,012)	$(6,887)	$(3,748)	$(40,865)

Loss per share—basic and diluted	$(0.07)	$(0.43)	$(0.35)	$(2.65)

Weighted average shares outstanding
Basic and diluted	15,313	15,920	10,643	15,419

Additional operational data
Ethanol sold (gallons, in thousands)	—	46,983	—	82,582
Dry distillers grain sold (tons, in thousands)	—	102.3	—	170.9
Wet distillers grain sold (tons, in thousands)	—	96.3	—	185.8
Average price of ethanol sold (per gallon)	—	$1.58	—	$1.85
Average price of dry distillers grain sold (per ton)	—	$123.14	—	$133.68
Average price of wet distillers grain sold (per ton)	—	$34.79	—	$37.21
Average corn cost (per bushel)	—	$3.66	—	$4.54

Summary Balance Sheet	December 31, 2007	December 31, 2008
Cash and equivalents	$55,987	$12,299
Accounts receivable	—	16,669
Inventories	—	14,929
Prepaid expenses	194	2,153
Restricted cash—current	—	612
Other current assets	—	203
Property, plant and equipment, net	276,785	305,350
Certificates of deposit	2,155	4,015
Debt issuance costs, net	8,852	7,917
Restricted cash—non-current	—	1,003
Other non-current assets	126	574

Total assets	$344,099	$365,724

Total current liabilities	$24,814	$38,157
Senior debt, net of current portion	102,440	206,990
Subordinated debt, net of current portion	20,000	19,361
Tax increment financing, net of current portion	5,823	5,887
Derivative financial instrument, net of current portion	525	83
Other non-current liabilities	27	487

Total liabilities	153,629	270,965
Minority interest	68,799	14,069
Stockholders' equity	121,671	80,690

Total liabilities and stockholders' equity	$344,099	$365,724

Total shares outstanding at March 26, 2009 (a)	32,588,778

(a)
Includes common shares and class B common shares, net of 809,606 shares held in treasury.

QuickLinks

NEWS RELEASE BIOFUEL REPORTS FOURTH QUARTER AND YEAR END RESULTS
BioFuel Energy Corp. (in thousands, except per share amounts)